Exhibit 99.1

NEWS RELEASE

Trading Symbols:	TSX/NYSE AMERICAN: SVM
TSX: GUY

SILVERCORP METALS AND GUYANA GOLDFIELDS
ENTER INTO AMENDING AGREEMENT

VANCOUVER, British Columbia and Toronto, Ontario - May 17, 2020 - Silvercorp Metals Inc. (“Silvercorp”) (TSX/NYSE American: SVM) and Guyana Goldfields Inc. (TSX: GUY) (“Guyana Goldfields”) are pleased to announce that they have entered into an amending agreement (the “Amending Agreement”) to the arrangement agreement (the “Arrangement Agreement”) entered into previously and announced on April 27, 2020, pursuant to which Silvercorp agreed to acquire all of the issued and outstanding shares of Guyana Goldfields by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Pursuant to the terms of the Amending Agreement, each holder of Guyana Goldfields shares will receive, for each Guyana Goldfields share held, C$0.25 in cash and 0.1849 of a Silvercorp common share, for total consideration of C$1.30 per share (based on the volume weighted average price for Silvercorp common shares for the 5 trading days ended May 14, 2020).

The terms of the Amending Agreement were agreed following receipt by Guyana Goldfields of an unsolicited all-cash proposal from a third party to acquire Guyana Goldfields.

As of the date of this news release, Silvercorp holds 16,549,000 Guyana Goldfields shares, representing 9.48% of the issued and outstanding common shares.

After accounting for Silvercorp’s existing shares, the cash consideration of C$0.25 implies a total cash component of C$39.5 million, and the share consideration of C$1.05 implies a total share component of 29.2 million shares. Based on these metrics, this would translate into existing Guyana Goldfields shareholders owning 14.4% of Silvercorp’s pro forma basic shares outstanding following the Transaction.

Board of Directors’ Recommendations

The Amending Agreement has been unanimously approved by the Board of Directors of Guyana Goldfields who recommend that Guyana Goldfields shareholders vote in favour of the Transaction. The Amending Agreement has also been unanimously approved by the Board of Directors of Silvercorp.

Transaction Conditions and Timing

Full details of the Transaction will be included in the management information circular of Guyana Goldfields that is expected to be mailed to Guyana Goldfields’ shareholders in early June 2020. The Transaction will be subject to the approval of 66⅔% of votes cast by shareholders of Guyana Goldfields at an annual and special meeting of Guyana Goldfields shareholders scheduled for June 29, 2020.

Commensurate with the increase in consideration, valuing Guyana Goldfields at approximately C$227 million, the Amending Agreement provides for an increase in the termination fee to C$9.0 million, which is to be paid by Guyana Goldfields to Silvercorp if the Arrangement Agreement is terminated in certain specified circumstances. Other than as described herein, the terms of the Transaction remain unamended, including the terms of the interim loan facility.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Shareholders who have questions regarding the Transaction should contact Guyana Goldfields’ strategic shareholder advisor and proxy solicitation agent Kingsdale Advisors at 1-800-775-1986, or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development.

About Guyana Goldfields

Guyana Goldfields Inc. is a Canadian based gold producer primarily focused on the exploration, development and operation of gold deposits in Guyana, South America.

For further information

Silvercorp Metals Inc.	Guyana Goldfields Inc.
Lon Shaver	Annie Sismanian
Vice President	Vice President, Corporate Finance & Investor Relations
Phone: (604) 669-9397	Phone: (416) 933-5495
Toll Free 1(888) 224-1881	Email: asismanian@guygold.com
Email: investor@silvercorp.ca	Website: www.guygold.com
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, is “expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.